Filed by RightCHOICE Managed Care, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12of the Securities Exchange
Act of 1934.

Subject Company:  RightCHOICE Managed Care, Inc.
Commission File Number:  001-15907


This filing relates to a proposed merger between RightCHOICE Managed Care, Inc. and WellPoint Health
Networks Inc. pursuant to the terms of that certain
Agreement and Plan of Merger, dated as of October 17, 2001, among RightCHOICE, WellPoint and RWP Acquisition
Corp. The Agreement and Plan of Merger is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by RightCHOICE on October 23, 2001, and is incorporated by reference in this filing.

Cautionary Statements

This document contains forward-looking statements.
RightCHOICE intends that these forward-looking statements be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities
Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and are naturally subject to risks, uncertainties and changes in circumstances. These forward-looking statements are not guarantees of future performance.
Actual results may differ materially from the expectations described in this document due to, among other things, the factors detailed in the company's filings with the SEC, including the factors detailed under the caption "Factors That May Affect Future Results of Operations" in RightCHOICE's Annual Report on Form 10-
K for the year ended December 31, 2000, and otherwise described in the quarterly reports on Form 10-Q, to which readers are referred. RightCHOICE is under no obligation, and expressly disclaims any obligation, to update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

Additional information about the merger and where to find it

This document may be deemed to be solicitation material in respect of the proposed merger of RightCHOICE and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Stockholders of RightCHOICE are encouraged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. After the registration statement is filed with the SEC, it and any amendments thereto will be available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers will be included in the final proxy statement-prospectus.

*	*	*

On October 25, 2001, WellPoint Health Networks Inc. and RightCHOICE Managed Care, Inc. held a joint conference call beginning at 11:00 a.m., Eastern time. The following is a transcript of that call:


                                                                1


            1

            2

            3

            4

            5

            6

            7               WELLPOINT HEALTH NETWORKS

            8          THIRD QUARTER 2001 FINANCIAL RESULTS

            9                     CONFERENCE CALL

           10

           11

           12

           13

           14

           15

           16

           17    OCTOBER 25, 2001

           18    11:00 a.m.

           19

           20

           21

           22

           23

           24

           25

                                                                2


            1

            2                 THE OPERATOR:  Welcome to the

            3          WellPoint Health conference call to discuss

            4          third quarter 2001 financial results.  This

            5          call is being recorded.

            6                 During the course of the call,

            7          WellPoint's management may comment on

            8          expected pricing or cost trends or make

            9          other projections or forward looking

           10          statements regarding the future financial

           11          performance of the company.  WellPoint

           12          cautions you that these forward looking

           13          statements are merely predictions based on

           14          current circumstances, and that these

           15          statements involve a number of risks and

           16          uncertainties that may cause actual results

           17          to differ materially from those projected.

           18          Factors that can cause actual results to

           19          differ are discussed WellPoint's form 10-K

           20          and the company's other periodic filings

           21          with the SEC.

           22                 This news release may be deemed to

           23          be solicitation material in respect of the

           24          proposed merger of RightCHOICE by

           25          WellPoint.  In connection with the proposed

                                                                3


            1

            2          transaction, a registration statement on

            3          form S-4 will be filed with the SEC.

            4          Stockholders of RightCHOICE are encouraged

            5          to read the registration statement,

            6          including the final property statement

            7          prospectus that will be part of the

            8          registration statement, because it will

            9          contain important information about the

           10          proposed merger.

           11                 After the registration statement is

           12          filed with the SEC, it, and any amendments

           13          thereto, will be available for free, both

           14          on the SEC's web site, which is

           15          www.SEC.Gov, and from RightCHOICE's and

           16          WellPoint's respective corporate

           17          secretaries.  RightCHOICE and its directors

           18          and executive officers may be deemed to be

           19          participants in the solicitation of proxies

           20          in respect of the proposed transaction.

           21                 Information regarding the interests

           22          of RightCHOICE directors and executive

           23          officers will be included in the final

           24          proxy statement and prospectus.

           25                 Now I would like to turn the

                                                                4


            1

            2          conference over to Mr. Leonard Schaeffer,

            3          WellPoint's chairman and chief executive

            4          officer.  Mr. Schaeffer, please go ahead.

            5                 MR. SCHAEFFER:  Thank you very much.

            6                 Good morning and thank all of for

            7          taking the time to join us for discussion

            8          of third quarter results.

            9                 We also welcome those listening over

           10          the internet.  We are very pleased today to

           11          conduct a joint conference call featuring

           12          discussions of both WellPoint's and

           13          RightCHOICE's results.  RightCHOICE and

           14          WellPoint last week announced a definitive

           15          agreement to merge.  As the third quarter

           16          earnings of both of these companies show,

           17          this is a combination of two extremely

           18          strong companies.

           19                 Joining us today from St. Louis is

           20          John O'Rourke, chairman and CEO of

           21          RightCHOICE, Sandra Van Trease,

           22          RightCHOICE's chief operating officer, and

           23          Stuart Campbell, their CFO.

           24                 I will begin with an operational

           25          overview of WellPoint's performance for the


                                                                5


            1

            2          third quarter.  Dave Colby, our CFO, will

            3          discuss our financials, then John, Sandra

            4          and Stuart will present RightCHOICE's

            5          excellent results.  We will extend the call

            6          somewhat today for questions after these

            7          presentations.

            8                 Let me begin with a discussion of

            9          WellPoint's performance.  Our continued

           10          focus of meeting customer needs with a

           11          strong emphasis on operational control has

           12          resulted in another strong quarter for our

           13          company.  Excellent same store member

           14          growth, a broad portfolio of popular

           15          products, disciplined pricing, and the

           16          acquisition of Blue Cross/Blue Shield of

           17          Georgia led to top line growth of 38

           18          percent.

           19                 We continue to help control medical

           20          costs while delivering value for our

           21          customers.  We continue to leverage

           22          technology in managing our administrative

           23          expenses.  This helped us achieve a 103

           24          basis point improvement in our selling and

           25          admin ratio on a year over year basis.




                                                                6


            1

            2          That income increased 21 percent over last

            3          year's third quarter.  And Blue Cross/Blue

            4          Shield of Georgia had outstanding results

            5          for the third quarter.

            6                 Let me talk now a little bit about

            7          our membership results.  We experienced

            8          member growth in every major market segment

            9          in all our strategic geographies during the

           10          third quarter.  The large group segment

           11          again performed well, particularly in

           12          California and in Georgia.  I think that

           13          especially noteworthy that we have

           14          significant sequential improvement in our

           15          individual and small group segment here in

           16          California.

           17                 California large group added 85,000

           18          new members in the third quarter, which led

           19          to a growth rate of 9.8 percent, or 360,000

           20          members over the last twelve months.  These

           21          results are due to several important

           22          factors.  First, customers of this segment

           23          are attracted to and paid for more good

           24          service.  Second, our financial stability

           25          and stable networks continue to be very




                                                                7


            1

            2          attractive, particularly in these very

            3          challenging times.  Third, a successful use

            4          of the Blue Cross/Blue Shield association

            5          Blue Card program allows us to manage PPO

            6          products utilizing Blue networks throughout

            7          the United States.  And finally, our

            8          ability to provide outstanding service and

            9          value to the MediCal and Healthy Families

           10          populations continues to help us grow.

           11                 In Georgia we added almost 14,000

           12          new members in large group during the three

           13          months ended September 30th.  This

           14          represents an acceleration of growth

           15          compared to the second quarter.

           16                 Results in Georgia reflect several

           17          other key factors.  First, Blue Cross/Blue

           18          Shield of Georgia offers best in class

           19          service, just as we do here in California.

           20          Second, WellPoint's national accounts

           21          expertise has been applied in Georgia and

           22          we are beginning to see the payout there.

           23          And finally, we are experiencing some

           24          competitor withdrawals in markets outside

           25          of Atlanta.




                                                                8


            1

            2                 Turning now to individual and small

            3          group business.  In California, we grew our

            4          ISG business by over 15,000 members

            5          sequentially from the second to the third

            6          quarter.  As I mentioned in our second

            7          quarter conference call, we expected growth

            8          in our individual business to accelerate

            9          going forward.  That's exactly what

           10          happened in the third quarter.  What's also

           11          significant is that we experienced good

           12          growth in our small group businesses during

           13          the same quarter.

           14                 Factors that are driving this better

           15          ISG performance include the following:

           16          First, increasing acceptance in the

           17          marketplace of the value of our products.

           18          Planscape for individuals and Flexscape for

           19          small groups.  We believe we are ahead of

           20          the competition in product design in this

           21          economic environment.  We are taking market

           22          share with these very profitable products.

           23                 Second, every competitor is raising

           24          prices.  And again our new product array

           25          positions us very, very well.




                                                                9


            1

            2                 Finally, we are continuing to see

            3          competitors drop out of the market.  This

            4          morning Mutual of Omaha indicated it was

            5          going to drop out of the midwest market,

            6          and we've seen other smaller players here

            7          on the west coast drop out as well.  In

            8          Georgia we also added over 15,000 ISG

            9          members sequentially from the second to the

           10          third quarter.  Individual small group

           11          market in Georgia is very fragmented and

           12          offers significant opportunity for

           13          continued growth.  Our new PTO product in

           14          the Macon region outside of Atlanta

           15          continues to sell very well.  This part of

           16          our strategy is going very smoothly and we

           17          very pleased with results in Georgia.

           18                 A few comments about trends for

           19          2002.  First, medical costs.  Medical

           20          inflation will likely continue at an even

           21          higher rate next year depending on the

           22          geographic area.  Premium yields, however,

           23          will allow us to continue to cover rising

           24          medical costs with disciplined pricing and

           25          effective product design.  We are probably




                                                               10


            1

            2          going to see continued benefit buy downs by

            3          employers, that is, employers trying to

            4          avoid rates of increase that they find

            5          unacceptable by changing the benefits they

            6          make available for their employees.

            7                 For WellPoint, this is a very good

            8          opportunity, because we spent many years

            9          protecting our ability to do benefit

           10          redesign.  And we also begin with a very

           11          broad range of products, be it actuarial

           12          expertise, and we have experience dealing

           13          with this same phenomenon in the economic

           14          downturn in California in the early '90s.

           15                 Now I would like to turn the call

           16          over to Dave Colby, our CFO.  Dave.

           17                 MR. COLBY:  Thank you, Leonard, good

           18          morning.

           19                 We are very pleased with our third

           20          quarter financial results for two reasons.

           21          First, despite changing economic times, our

           22          continued focus on operations has resulted

           23          in yet another quarter where WellPoint has

           24          met or exceeded analyst expectations.

           25          Second, financial performance to the




                                                               11


            1

            2          Cerulean transaction continues to exceed

            3          our expectations and demonstrates our

            4          ability to integrate mergers which will be

            5          important with the recent RightCHOICE

            6          announcement.

            7                 Although we expect the Cerulean EPS

            8          to be neutral to be accretive in the third

            9          quarter, it added approximately 3 cents.

           10          For the third quarter, net income was 108.4

           11          million, or $1.64 per diluted share, which

           12          was 7 cents higher than consensus

           13          estimates.

           14                 The third quarter EPS represented

           15          18.8 percent increase over comparable

           16          results in the third quarter of 2000, which

           17          were $1.38.

           18                 During the quarter, ownership of

           19          Cerulean contributed 2.2 million to

           20          WellPoint's net income, or 3.3 cents.

           21                 I think the quality of our earnings

           22          is supported by what I call exceptionally

           23          strong cash in the bank cash flow, that is

           24          net of cap ex taxes and working capital,

           25          which at 265 million was well in excess of




                                                               12


            1

            2          net income, once again for the quarter.

            3          Our GAAP operating cash flow was 165

            4          million.  As I said before, it is

            5          impossible to achieve this level of cash

            6          level without high quality earnings.

            7                 Second, our balance sheet claims

            8          reserves continued based on moderately

            9          adverse development of best estimates.  Our

           10          days in claims payable was 67.5 days, which

           11          represented a 1.4 day decline.  This

           12          change, which I will go over in more

           13          detail, can be explained by four Factors.

           14          One, a decrease in our claims inventory due

           15          to faster payment cycle times.  Second,

           16          lower accruals on our pharmacy claims due

           17          to biweekly payment cycle timing of our

           18          PBM.  Third, some provider amounts that

           19          were earned in 2000 that were paid in the

           20          beginning of the third quarter.  And,

           21          actually higher IBNR accruals, due to what

           22          we think could be a potential impact of

           23          September 11th.

           24                 I would now briefly discuss some of

           25          the key income statement and balance sheet




                                                               13


            1

            2          items.  This discussion will be a little

            3          bit more complex as I try to explain the

            4          financial impact of the acquisition of

            5          Cerulean.

            6                 As we look at the earnings,

            7          continued incurred enrollment growth and

            8          disciplined pricing resulted in healthy

            9          revenue growth.  Our third quarter 2001

           10          revenues including investment income

           11          $30,181,000,000.  That is a 38.3 percent

           12          increase from the third quarter of last

           13          year, and if you exclude Cerulean, it still

           14          represents almost a 12 percent increase.

           15                 The Cerulean merger also gives

           16          WellPoint a slightly higher percentage of

           17          ASO members on a year over year net basis.

           18          Our insured members were up 25 percent year

           19          over year, ASO members were up almost 37

           20          percent.  Insured lives now represent about

           21          65.6 percent of our total.

           22                 The medical loss ratio in the third

           23          quarter of this year was 81.7, which was 7

           24          basis points higher than the second quarter

           25          this year.  And about 103 basis points




                                                               14


            1

            2          higher than the third quarter of last year.

            3          This medical loss ratio was slightly higher

            4          than previous guidance and experience due

            5          to the inclusion of Blue Cross/Blue Shield

            6          of Georgia, which had a third quarter

            7          medical loss ratio of 84.8 percent.

            8                 Excluding Georgia, WellPoint's

            9          medical loss ratio in the third quarter

           10          would have been 74 basis points lower.  And

           11          excluding the Cerulean impact, WellPoint's

           12          medical loss ratio was slightly higher than

           13          the second quarter of this year and the

           14          third quarter of last year due to higher

           15          proportional growth in our large group and

           16          Healthy Family business, which has a higher

           17          medical loss ratio than the company

           18          average.

           19                 As Leonard mentioned, our SG&A

           20          ratio, selling general and administrative

           21          expense ratio, continues to show year over

           22          year improvement as we leverage other

           23          technology investments.  In the third

           24          quarter our SG&A ratio was 17.5 percent,

           25          down from 18.5 percent in the third quarter




                                                               15


            1

            2          of last year.  This is attributed to

            3          improved productivity from a lot of our

            4          E-business and technology initiatives, our

            5          focus on receiving claims electronically.

            6                 During the quarter we saw a

            7          significant increase in our auto

            8          adjudication rates, our ability to process

            9          a claim without human intervention.

           10          Internet opportunities and use of

           11          interactive voice response.  Third of these

           12          helped lower our SG&A ratio by spreading

           13          our fixed SG&A costs over the larger

           14          membership base that Leonard talked about.

           15                 The 17.5 percent SG&A ratio was

           16          better than expected due to this

           17          productivity gains and also because of the

           18          fact of growth in our large group division,

           19          which runs a lower SG&A ratio than the rest

           20          of the company.

           21                 Investment income was 64.1 million

           22          in the third quarter, 6.3 million coming

           23          from Blue Cross/Blue Shield of Georgia,

           24          which was consistent with previous

           25          guidance.  We have been able to offset




                                                               16


            1

            2          slightly lower earnings rates with higher

            3          than expected cash flows, and expect that

            4          that will be a good number to continue into

            5          the fourth quarter.

            6                 Interest expense and other expenses

            7          net primarily amortization, were 14.6

            8          million and 19.4 million respectively in

            9          the third quarter.  Interest expense

           10          increased slightly due to a fourth quarter

           11          interest expense on our recent public debt

           12          offerings, which has a slightly higher

           13          coupon than our bank and credit facility.

           14          Other expenses were consistent while with

           15          last quarter and prior guidance.

           16                 As I mentioned in the last earnings

           17          call, if you include the Cerulean

           18          transaction, the accounting impact of the

           19          new FAS pronouncement, the FAS 142,

           20          relating to the good will amortization, it

           21          will wind up increasing WellPoint's

           22          reported net income by about $9 million per

           23          quarter, 13.5 cents per quarter, or on an

           24          annual basis about 54 cents.  The effective

           25          tax rate in this quarter was 41 percent,




                                                               17


            1

            2          which was consistent with last quarter.

            3                 We turn to our balance sheet.  Due

            4          to solid financial performance in cash

            5          flow, we continue to enjoy a financial

            6          position that allow us to take advantages

            7          of future opportunities.  Our third quarter

            8          debt to cap ratio -- total cap ratio was

            9          30.5 percent, down from 33.2 percent at the

           10          end of last quarter.  Assuming no

           11          significant capital transactions, we expect

           12          that we can generate sufficient cash flow

           13          to reduce this leverage ratio to the

           14          mid-20s by mid-2002.

           15                 Cash flow was very strong for the

           16          third quarter.  Cash and investments

           17          increased $177 million during the quarter,

           18          to $4.6 billion, despite some one time uses

           19          of cash.  If you look at the cash in the

           20          bank cash flow, you can estimate it as

           21          follows:  First, our increase in cash and

           22          investments and cash in the bank was up by

           23          $177 million.  However, during the quarter

           24          we are also paid down $39 million of

           25          long-term debt.  And we purchased about 7




                                                               18


            1

            2          million shares of our common stock when the

            3          stock was negatively impacted by the events

            4          of September 11th.

            5                 We also had a transaction with John

            6          Hancock where they actually took back some

            7          disability claims reserves, $49 million of

            8          long-term, where they took the

            9          responsibility for the reserves and we gave

           10          them the cash.

           11                 So had we not given the $49 million

           12          of cash to John Hancock, and the $7 million

           13          of share purchases and the $39 million of

           14          long-term debt repayments, our actual cash

           15          and investments quarter to quarter would

           16          have increased by $265 million.  I remind

           17          you we only made $108 million in that

           18          quarter.

           19                 So I would like to again state that

           20          although it's possible to generate that

           21          kind of cash flow greater than net income

           22          without high quality earnings.  I really

           23          think that in the past many analysts have

           24          used days in claims payable as a primary

           25          metric for quality earnings.  However, as




                                                               19


            1

            2          we use technology to actually speed up

            3          claims payments cycle times, this metric

            4          could be misleading.  I really believe the

            5          ultimate metric is a company's ability to

            6          generate cash, which we have done.

            7                 We continue to feel comfortable with

            8          our balance sheet and our reserves for

            9          medical claims.  Medical claims payable

           10          were a billion 813 million, at September

           11          30th.  Days of medical claims payable

           12          decreased from 68.9 to 67.5 during third

           13          quarter as a result of four factors, which

           14          I will go into.

           15                 First, a decrease in our claims

           16          inventory during the faster claims turn

           17          around times, that is the average time

           18          between service date and payment date.

           19          Between the second and third quarter we saw

           20          a 2.5 day decline in the cycle time.  This

           21          is due to higher EDI claim receipts, and

           22          what I mentioned before, a much higher auto

           23          adjudication rate of claims, which allows

           24          us to speed up the processing.

           25                 It's also helped by things we




                                                               20


            1

            2          discussed the day with WellPoint back in

            3          May of reducing the number of leased

            4          networks we use out in our Unicare

            5          operation to those that can communicate

            6          electronically with us.  That resulted in

            7          2.5 day decline in our days of claims

            8          payable.

            9                 The second factor was a timing of

           10          our PBM's biweekly pharmacy claims

           11          payments.  The accrual of pharmacy claims

           12          went down 24 million during the quarter,

           13          that is 0.9 day decline.  And, as we had in

           14          the second quarter, we actually paid some

           15          provider amounts related to 2000 incentive

           16          amounts which historically are paid in the

           17          second quarter but actually about 8 million

           18          skewed over into July, the third quarter,

           19          that represented a decline of .3 days.

           20                 We actually offset those declines

           21          with higher IBNR accruals due to the

           22          potential impact of September 11th; those

           23          higher IBNR accruals were about 2.3 days.

           24          We felt that these additional accruals were

           25          appropriate given the fact that we did see




                                                               21


            1

            2          a significant reduction in claims receipts

            3          in the second half of September, which we

            4          do not really believe is near true.  And

            5          think that that may just be timing of

            6          either mail delivery or people postponing

            7          services.

            8                 Our long-term debt decreased by 49

            9          million due to debt repayments of 50

           10          million offset by a million dollars of

           11          accrued interest on our convertible debt.

           12          In the third quarter, WellPoint purchased

           13          75,000 shares of our common stock at a

           14          total cost of 7.4 million, when the stock

           15          price was negatively impacted by the events

           16          of September 11th.  Now since the third

           17          quarter 1998 to today, WellPoint has used

           18          667 million in cash to purchase 10.4

           19          million shares of our common stock.

           20                 While our first priority in the

           21          short-term will be to continue to reduce

           22          leverage and pay down debt incurred in the

           23          Cerulean transaction, we will periodically

           24          look at WellPoint, acquiring WellPoint

           25          stock based on WellPoint's stock price,




                                                               22


            1

            2          future cash flow, alternative opportunities

            3          to invest cash in transactions, and our

            4          commitment to maintain or improve our

            5          current credit ratings.

            6                 In conclusion, the third quarter was

            7          a very strong quarter for WellPoint, and we

            8          are very pleased with the Blue Cross/Blue

            9          Shield of Georgia integration process to

           10          date, which should help us with the

           11          RightCHOICE merger integration also.

           12                 Even more important, our business

           13          fundamentals are strong.  Enrollment is up

           14          and a favorable pricing environment

           15          resulted in 38 percent top line growth.

           16          Excluding Cerulean, the year over year

           17          medical loss ratio remains relatively

           18          constant despite rising medical cost trends

           19          and disproportionate lost enrollment and

           20          our loss ratio business segments, and our

           21          E-business and technology investments have

           22          shown material improvements in productivity

           23          and a lower SG&A ratio, and WellPoint

           24          continues to generate net cash flow greater

           25          than net income.




                                                               23


            1

            2                 Although I expect numerous industry

            3          wide challenges in the quarters ahead, such

            4          as the strength of the economy and

            5          customers that want new designs that

            6          mitigate the current rate of medical

            7          inflation, I believe WellPoint is well

            8          positioned to deal effectively with these

            9          challenges.  We have a diversified customer

           10          base, and with over 1 million individual

           11          members, a customer segment which in 2000

           12          had declined but has endured and done well

           13          in this slowing economy, is now showing

           14          signs of continued growth, coupled with the

           15          fact that we have the experience and the

           16          technical competence to offer a wide range

           17          of choice based products profitably,

           18          including lower price point plans.  And

           19          third we have an effective planning process

           20          that identifies potential issues early, so

           21          that our managers can take appropriate

           22          action in advance.

           23                 Prior guidance for 2001 was EPS in

           24          the 6.10 to $6.15 range.  Since this

           25          quarter exceeded guidance by 7 cents, we




                                                               24


            1

            2          would increase this annual range for 2001

            3          by 7 cents.  Therefore, despite all the

            4          economic changes that have occurred this

            5          year, our 2001 EPS guidance has increased

            6          from about $6.05 where it was in January,

            7          to approximately $6.20 today.

            8                 I will now turn it back over to

            9          Leonard.

           10                 MR. SCHAEFFER:  Thanks, Dave.

           11                 During our joint conference call

           12          last week, we discussed the many reasons

           13          why our merger with RightCHOICE is so

           14          compelling.  One key point we made is that

           15          RightCHOICE is growing even faster than

           16          WellPoint.  You see evidence of that today

           17          in RightCHOICE's outstanding third quarter

           18          results.

           19                 I'm very pleased to turn the call

           20          over now to John O'Rourke, chairman and CEO

           21          of RightCHOICE, with his team.  John.

           22                 MR. O'ROURKE:  Thanks, Leonard.

           23                 Good morning to everyone.  Thank you

           24          for joining us today to review

           25          RightCHOICE's third quarter results.  With




                                                               25


            1

            2          me is Sandra Van Trease, the president of

            3          RightCHOICE; and Stuart Campbell, our newly

            4          appointed CFO.

            5                 Before I get into the substance of

            6          my presentation, I need to note the

            7          precautionary statement made by the

            8          operator at the beginning of call also

            9          applies to RightCHOICE, and those of you

           10          interested can refer more specifically to

           11          our press release as well as our SEC

           12          filings relative to our forward looking

           13          statements.

           14                 I would like to start out by saying

           15          at RightCHOICE we believe that merging with

           16          WellPoint makes good business sense.  It's

           17          the right thing to do for our community,

           18          our members, our employees and our

           19          stockholders.

           20                 We decided to hold this joint call

           21          today to demonstrate our commitment to the

           22          merger and to articulate our shared vision

           23          for the future.  Our merger with WellPoint

           24          will create a bigger and a better company,

           25          one that is a major player in the midwest.




                                                               26


            1

            2          Both companies bring relative strengths and

            3          capabilities to the table, and this will

            4          enhance our ability to grow and it will

            5          enhance our ability to achieve economies of

            6          scale.

            7                 What we have here is the merger of

            8          two strong companies.  And clearly the news

            9          today reflected in our earnings

           10          announcement demonstrates that fact.

           11                 Today I'm very proud to announce

           12          that we have had another excellent quarter.

           13          In fact, it's our 14th consecutive quarter

           14          of improved profitability.  Our results are

           15          indicative of the fact that we continue to

           16          be successful in managing the fundamentals

           17          of our business, and that includes

           18          effective underwriting, medical management,

           19          and sales, as well as control over G&A.

           20                 Today RightCHOICE is the leading

           21          managed care company in Missouri, with a

           22          reach that extends into six neighboring

           23          states.  We have a strong presence in our

           24          region, and we clearly know our market.

           25          One of the differentiating factors of our




                                                               27


            1

            2          businesses is what we call our twin engine

            3          earning power.  What I mean by this is that

            4          our improved probability is being driven by

            5          improvements in both our underwritten

            6          segment and our self-funded business.

            7          About 81 percent of our membership is

            8          self-funded.  And as a result we enjoy

            9          consistent predictable profits.

           10                 This morning we reported a net

           11          income of $21.1 million, that's a 146

           12          percent increase, compared to $8.6 million

           13          in the third quarter of 2000.  We also

           14          reported a dollar 5 diluted earnings per

           15          share, a 91 percent increase compared to 55

           16          cents for the third quarter of 2000.

           17                 As noted in our press release,

           18          earnings per share includes 22 cents for a

           19          nonrecurring tax benefit, which Stuart will

           20          describe later in his presentation.

           21                 Our third quarter earnings per share

           22          exceeded expectations due to improvements

           23          in margins for our underwritten segment.

           24          And clearly we have had great membership

           25          growth in both our underwritten and




                                                               28


            1

            2          self-funded segments.  Importantly, our

            3          medical cost ratio is strong, and our G&A

            4          ratio continues to improve.

            5                 What many are focused on economic

            6          uncertainties of our time, our resiliency

            7          is indicated by the fact that we have

            8          enjoyed a 5 percent increase in membership

            9          over the comparable quarter in 2000.  Today

           10          our aggregate membership stands at 2.8

           11          million members.  Our strong membership

           12          growth is attributed to continued growth in

           13          current accounts, as well as success in

           14          sales.

           15                 A good example is increased growth

           16          for current accounts at the Missouri State

           17          Teachers Association, which has experienced

           18          increased student enrollment, and that gave

           19          us 2000 new teachers and dependents in the

           20          third quarter.  Our self-funded membership,

           21          including Health Anchor, our wholly owned

           22          network rental subsidiary, increased to 2.3

           23          million members as of September 30, 2001.

           24          And that's a 6 percent increase year over

           25          year.




                                                               29


            1

            2                 Last quarter we talked about a

            3          number of new PP0 HMO groups brought on

            4          board, including 25,000 State of Illinois

            5          employees, 5,500 St. Louis Arch Diocese

            6          employees, 8,000 McLean Gas employees.

            7                 On October 1, health funds added

            8          125,000 new Workers' Compensation members

            9          to the health bank roster, which will be

           10          reflected in our fourth quarter membership

           11          counts.  Looking ahead, help make it a

           12          commitment to add at least 40,000 new

           13          members on January 1, 2002.  And this

           14          includes 30,000 members of the United Food

           15          and Commercial workers, 3,000 members of

           16          Marathon Oil, and 5,000 members of

           17          Preferred Healthcare Professionals in

           18          Kansas City, which is leading the

           19          networking contracting business in certain

           20          Missouri markets.

           21                 In the third quarter underwritten

           22          membership increased to more than 546,000,

           23          which represents a 9 percent increase after

           24          carving out the reduction of 44,000 HMO

           25          members in connection with our 2000 year




                                                               30


            1

            2          end exit from the Missouri consolidated

            3          healthcare plan and the Medicare risk

            4          business.

            5                 To date we've added 32,000 new

            6          members to our large group membership

            7          rolls, due in part to the nationwide Blue

            8          Card PPO program that gives members access

            9          to PPO benefits nationwide.  We continue to

           10          focus on growing large group business, and

           11          we have already signed up 60 percent more

           12          members of large groups during the first

           13          three-quarters of this year as compared to

           14          the same period last year.

           15                 It's important to stress that our

           16          members recognize the value of what we

           17          offer.  We are keeping 9 out of 10 members

           18          at renewals because of the value that we

           19          deliver and because of our commitment to

           20          providing superior service. Our members

           21          appreciate the fact that we process their

           22          claims accurately and that we process them

           23          timely, and that we respond to their needs

           24          quickly.

           25                 Another key to our success is the




                                                               31


            1

            2          ability to build membership by providing

            3          choice.  Choice for a wide range of

            4          flexible products.

            5                 I would now like to turn the call

            6          over to Stuart Campbell to give us some

            7          further insight into the third quarter

            8          results.  Stuart.

            9                 MR. CAMPBELL:  As John said, our net

           10          income for the third quarter of 2001 was

           11          $21.1 million.  That's a $1.05 per share on

           12          a fully diluted basis.  That's a year over

           13          year increase in diluted earnings per share

           14          of 91 percent.  Our third quarter EPS

           15          includes a nonrecurring tax benefit of 22

           16          cents, as John mentioned.

           17                 At the time the financial statements

           18          were prepared for December of 2000, it was

           19          unclear whether the cash payment of $12.8

           20          million to the Missouri Foundation for

           21          Health represented an allowable deduction

           22          for tax purposes.  There was only one IRS

           23          ruling issued at the time, and we were not

           24          convinced that it applied to our situation.

           25                 Subsequently, the IRS issued an




                                                               32


            1

            2          additional ruling, known as a technical

            3          advice memorandum, to another taxpayer.  In

            4          analyzing the new ruling, in conjunction

            5          with the previously issued ruling, we

            6          became more comfortable that the payment

            7          represented a deductible amount for tax

            8          purposes.  The payment to the Foundation

            9          was deducted in our 2000 tax return, and

           10          the benefits of this deduction was

           11          recognized in the tax provision in the

           12          third quarter of 2001, after the filing of

           13          the 2000 tax return in September.

           14                 Other highlights for the third

           15          quarter 2001 include revenue totalling

           16          $300.2 million, compared to $272.1 million

           17          for the same quarter last year.  That

           18          represents a 10 percent increase in

           19          revenues year over year.

           20                 Our operating income was $23.1

           21          million compared to $13.1 million in the

           22          third quarter of 2000.  This represents a

           23          77 percent increase over last year.

           24                 Now I would like to highlight some

           25          key measures by segment to give you a




                                                               33


            1

            2          better picture of how our twin engine

            3          strategy continues to yield very positive

            4          results.  In our self-funded segment, which

            5          includes our network rental subsidiary

            6          Health Link, we continued to grow our

            7          membership.  Our self-funded membership

            8          grew 6 percent year over year.  However,

            9          our growth rate would have been 10 percent

           10          except for the loss of a single group of

           11          84,000 Workers' Compensation members on

           12          July 1, 2001, that we previously reported.

           13                 And as John mentioned, we will more

           14          than make up for this with the addition of

           15          125,000 new Workers' Comp members from the

           16          Missouri Employers Mutual Workers'

           17          Compensation business.

           18                 Our operating profits from the

           19          self-funded segment grew by 43 percent over

           20          the same quarter in 2000.  We continue to

           21          focus on growing membership in this segment

           22          to expansion of our Health Link operations

           23          and continued growth in the Blue branded

           24          self-funded business.

           25                 In our underwritten segment, which




                                                               34


            1

            2          is primarily our Blue branded business, we

            3          continued to grow membership and expand our

            4          margins through a combination of

            5          disciplined pricing, medical cost

            6          management strategies, and G&A expense

            7          management.

            8                 Our medical cost ratio improved from

            9          81.9 percent in the third quarter of 2000,

           10          to 80.2 percent for the third quarter of

           11          2001.  As anticipated, we saw a small

           12          sequential increase from the second quarter

           13          to third quarter 2001.  But year to date,

           14          at 80.5 percent, we are running better than

           15          our target for the year.

           16                 Our G&A expense ratio in the

           17          underwritten segment improved from 13.1

           18          percent to 12.3 percent during the same

           19          time frame.  These improvements have

           20          resulted in an increase in operating

           21          profits for this segment to $9.1 million,

           22          as compared to 3.4 million in the same

           23          quarter last year.

           24                 Our operating margin in the

           25          underwritten segment has improved from 1.4




                                                               35


            1

            2          percent in the third quarter of 2000 to 3.4

            3          percent in the third quarter of 2001.  On a

            4          year to date basis, our operating margin in

            5          the underwritten segment has improved to

            6          2.6 percent, compared to 0.9 percent for

            7          the first nine months of 2000.

            8                 Having highlighted our key segment

            9          results, let's take a look at the balance

           10          sheet as of September 30, 2001, as compared

           11          to September 30, 2000.

           12                 As we told you last quarter, our

           13          bank debt has been eliminated.  We used

           14          $24.1 million of the proceeds we used

           15          during the stock offering in May to retire

           16          this debt, and reduced our interest expense

           17          by about $500,000 per quarter.

           18                 Our medical claims payable totalled

           19          $151.2 million as of September 30, 2001.

           20          Which represents an average of 65.4 days of

           21          claims expense.  This compares to 67.6 days

           22          of claims expense at September 30, 2000,

           23          and 62.5 days as of June 30, 2001.

           24                 The reduction in days from third

           25          quarter 2000 is due to an improvement in




                                                               36


            1

            2          the timeliness of our claims processing.

            3          For the third quarter of 2001, claims

            4          processing in our PTO products averaged 4.6

            5          days, and that compares to 7.4 days the

            6          same time last year.

            7                 And the HMR claims processing turn

            8          around time improved to 6.3 days compared

            9          to 11.1 days in the third quarter of 2000.

           10          These improvements in claims processing

           11          timeliness are a direct result of our

           12          efforts to improve our through-put of paper

           13          claims to the development of a common front

           14          end for data entry, coupled with our

           15          relentless focus on improving our first

           16          pass rates and the percentage of claims

           17          filed electronically.

           18                 The sequential increase of 2.9 days

           19          from the second quarter '01 is due to an

           20          increase in claims processed but not yet

           21          paid, which represents 1.4 days.  With the

           22          remainder of the increase due to our

           23          increases in IBNR.

           24                 It's also important to note that we

           25          have not changed our practice of setting




                                                               37


            1

            2          our IBNR at or above our actuarial or best

            3          estimate.  We continue to maintain a

            4          conservative balance sheet.

            5                 Our cash generated from operations

            6          was $32.8 million for the quarter, as

            7          compared to our net income for the quarter

            8          of 21.1 million.  I think this strong cash

            9          flow really demonstrates that the quality

           10          of our earnings is very high.

           11                 At this time I would like to turn

           12          the call over to Sandra to talk about our

           13          2001 outlook and our operating initiatives.

           14                 MS. VAN TREASE:  Thank you, Stuart.

           15          Good morning everyone.

           16                 Our outlook and our operating

           17          initiatives are premised on our belief that

           18          strong financial performance is driven by a

           19          commitment to focus on the fundamentals.

           20          We are successful because we continue to

           21          provide superior service to our clients and

           22          our members.

           23                 I would like to now turn your

           24          attention to our revised outlook for the

           25          year.  We expect self-funded enrollment




                                                               38


            1

            2          increases of between 9 to 11 percent in

            3          2001 and 2002.  This increase is driven

            4          both by enrollment growth in our Health

            5          Link subsidiary, as well as growth in the

            6          Blue branded self-funded business.

            7          Further, we expect underwritten enrollment

            8          increases of 6 to 8 percent in 2001, that

            9          excludes the impact of the exit from the

           10          Missouri consolidated healthcare plan and

           11          the Medicare Risk product.  And growth of 5

           12          to 7 percent in 2002.

           13                 In 2001 we look for a medical cost

           14          ratio of 80.3 to 80.5 percent.  And for

           15          2002, we are looking towards a MCR ranging

           16          between 80 and 81 percent.

           17                 The general and administrative

           18          expense ratio is expected between 18.1 and

           19          18.4 percent in 2001.  We think that's

           20          going to improve further to 17-1/2 percent

           21          in '02.

           22                 With these assumptions, the outlook

           23          for EPS on a fully diluted basis is in the

           24          range of $3.30 to $3.35 for the full year

           25          2001, that includes the effect of the




                                                               39


            1

            2          nonrecurring tax benefit that Stuart

            3          described.  Now, this represents an

            4          increase of 45 to 48 percent over the $2.27

            5          for the full year 2000.

            6                 Our 2001 outlook assumes average

            7          shares outstanding of 19.8 million on a

            8          fully diluted basis.  We also expect

            9          earnings per share growth of at least 20

           10          percent in 2002, as compared to 2001,

           11          excluding both the effect of the adoption

           12          of the new FASB statements on business

           13          combinations, and the previously described

           14          nonrecurring tax benefit in 2001.

           15                 Now I would like to take a few

           16          minutes to highlight some of RightCHOICE's

           17          key operating initiatives.  Going forward

           18          we are continuously developing strategies

           19          for improved medical cost management.  The

           20          advancements we've made over the past

           21          several years have led to improved

           22          information technology that we are using to

           23          identify the chronic and catastrophic

           24          conditions that drive medical costs.

           25                 For example, our Blueprint




                                                               40


            1

            2          information tool allows us to look at

            3          utilization and the resulting cost trends

            4          of our programs by region.  We can see

            5          where healthcare practices are deviating

            6          from the standards of care and leading to

            7          higher costs.  We can then work on

            8          adjusting benefit packages, provider

            9          contracts and utilization patterns.  Now,

           10          this helps us price programs correctly and

           11          helps us develop strategies to keep these

           12          programs affordable for our members.

           13                 A by-product of our Blueprint

           14          product is our health management

           15          information system, which is helping us

           16          determine what health problems members are

           17          facing, so we can develop new care

           18          management programs that will provide them

           19          and their physicians with additional tools

           20          to better manage these health conditions.

           21          Our new diabetes management program is an

           22          example of such a program.

           23                 We also use tools to help us utilize

           24          our on-site nurses more effectively.  We

           25          use criteria developed by physicians to




                                                               41


            1

            2          look at hospital admissions and the length

            3          of stay patterns in order to place our

            4          nurses in hospitals that seem to be

            5          deviating from standards of care.  The

            6          nurses can then use these criteria to work

            7          with hospital staff on reducing deviations

            8          from standard care.

            9                 Another initiative focus we have is

           10          on electronic claims.  Electronic

           11          submission of claims is an example of

           12          technology that has increased efficiency of

           13          claims processing and satisfaction of both

           14          providers and members.  Currently Blue

           15          Cross/Blue Shield of Missouri receives

           16          close to 73 percent of its claims

           17          electronically, and we process about

           18          three-quarters of those without manual

           19          intervention.  We believe that's one of the

           20          highest rates of electronic processing in

           21          the country.

           22                 Even so, we continue our efforts to

           23          increase that number.  Increasing

           24          electronic submissions should lead to even

           25          more accurate claims processing, reduced




                                                               42


            1

            2          costs related to processing claims, and

            3          more satisfied members and providers.

            4                 While maximizing the use of our

            5          technology to manage medical costs, we must

            6          also offer more product options to our

            7          members to provide them with choice,

            8          particularly in this environment of

            9          increasing healthcare costs.

           10                 Importantly, we want our members to

           11          have choices when it comes to provider

           12          networks too.  We just contracted with

           13          another hospital in central Missouri to

           14          fill a marketing need in a key geographic

           15          area as we expand our offerings of products

           16          in rural Missouri.  We also contracted with

           17          a key hospital for members in adjoining

           18          counties in Illinois.

           19                 From a benefit plan perspective, our

           20          new Option Blue programs allows employers

           21          to offer a choice to their employees

           22          effective for business that goes on the

           23          books or renews January 1, 2002.  The

           24          underlying principal of Option Blue is that

           25          an employer can fund a base PPO plan, yet




                                                               43


            1

            2          offer employees the choice to become more

            3          engaged in the selection and funding of

            4          their health plan coverage.  This new

            5          Option Blue plan program is currently being

            6          marketed and is receiving very positive

            7          play from both employers and brokers.

            8                 We continue our expansion of program

            9          offerings to include a wider range of fund

           10          alternatives to our customers as well, such

           11          as net cost funding methods, which will

           12          provide our markets with even more choice.

           13                 In summary, RightCHOICE is well

           14          positioned for the future.  We have a

           15          diversified portfolio of networks and

           16          benefit designs which provide extensive

           17          customer choice for our insured and

           18          self-funded customers.

           19                 Now I would like to turn the call

           20          back to John.

           21                 MR. O'ROURKE:  Thanks, Sandra.

           22                 In addition to providing expanded

           23          choice and a range of benefit plans, we

           24          believe it's essential to maintain

           25          constructive relationships with the




                                                               44


            1

            2          physician community.  In our industry it's

            3          very difficult to sell and retain business,

            4          if the physicians are not cooperating with

            5          you.

            6                 Over the past five years we've

            7          developed a comprehensive strategy to

            8          maintain constructive long-term

            9          relationships with the physicians'

           10          community.  Our strategy includes a

           11          physician group partners program, the

           12          physicians' consulting committee, as well

           13          as our numerous ad hoc committees that

           14          facilitate meaningful physician input on

           15          medical policy, formula development and

           16          credentialing.  Network physicians also

           17          serve an active role in the peer review

           18          process, and in appeals on medical

           19          necessity.

           20                 We believe that the active

           21          participation of our physicians facilitates

           22          the appropriate delivery of services to our

           23          members, while at the same time reducing

           24          waste and unnecessary medical expense.

           25                 From a growth perspective, we




                                                               45


            1

            2          continue to be optimistic about the

            3          opportunities to grow our Blue Cross/Blue

            4          Shield and Health Link business.  Today we

            5          can offer both regional and national

            6          networks and reinforce our strong market

            7          position in Missouri and in the six

            8          neighboring states.

            9                 Our clients tell us that they

           10          continue to find real value in the

           11          nationwide Blue Card program.  This network

           12          allows us to compete on more than price.

           13          Blue Card gives us a competitive edge with

           14          clients and prospects that do business in

           15          multiple states.  And we are proud of the

           16          fact that our Blue Card service scores were

           17          a perfect 100 percent for the entire third

           18          quarter.  This is a clear indicator of our

           19          commitment to superior service.

           20                 Health Link's open access products

           21          continue to have strong appeal to

           22          self-funded employers, unions, trusts and

           23          other insurance companies.  These customers

           24          seek large networks, broad access and

           25          freedom of choice.  Health Links provides




                                                               46


            1

            2          those features, along with flexible,

            3          customized administrative arrangements.

            4                 We are also continuing to make

            5          progress in expanding Health Links'

            6          provider network outside of Missouri.

            7          During the third quarter, Health Links

            8          added a five hospital network of Baptist

            9          Medical Centers based in Little Rock.  They

           10          are considered to be the most prominent

           11          network in the State of Arkansas.

           12          Obviously these facilities enhance our

           13          capability to attract new business and to

           14          retain existing accounts.

           15                 Today we are well positioned to

           16          thrive and to prosper.  Economic

           17          uncertainty has not been an impediment to

           18          our business.  Fortunately our customers

           19          know that we are here to stay, and that we

           20          are committed to work with them to meet

           21          their needs.

           22                 Now I would like to turn the call

           23          back over to Leonard Schaeffer, who will

           24          present five reasons for this merger.

           25          Leonard.




                                                               47


            1

            2                 MR. SCHAEFFER:  Let me conclude the

            3          formal remarks by discussing with you the

            4          items that John and I have been talking

            5          about in concluding this merger agreement.

            6                 First, we believe our customers will

            7          benefit from the new organization formed by

            8          the putting together of these two

            9          financially strong companies.

           10                 Second, the merger supports our

           11          expansion strategy by significantly

           12          increasing our market share in the midwest.

           13          One of the five key geographies we

           14          identified some five years ago.

           15                 Third, the merger with RightCHOICE

           16          further diversifies our business, both

           17          geographically and in terms of product mix.

           18                 Fourth, the merger adds management

           19          depth.  You just heard from John O'Rourke,

           20          Sandra Van Trease and Stuart Campbell,

           21          three of the outstanding executives at

           22          RightCHOICE.

           23                 And finally, there is low

           24          integration risks, because of similar

           25          cultures and histories.  And Alex




                                                               48


            1

            2          Rosenblatt, who led a successful merger and

            3          integration process at Blue Cross/Blue

            4          Shield of Georgia, will again lead this

            5          effort, along with Stuart Campbell from

            6          RightCHOICE, who will head the RightCHOICE

            7          team.

            8                 A final point I would like to make

            9          is that we are and have been for a long

           10          time admirers of John and his team.

           11          RightCHOICE is a successful company, it's

           12          growing, and based on its track record, we

           13          see a very positive future.

           14                 Now I'll open up the call to

           15          questions from anyone on the line.

           16          Operator, can you organize that, please.

           17                 THE OPERATOR:  Yes, Mr. Schaeffer.

           18                 Ladies and gentlemen, should you

           19          have questions or comments at this time,

           20          please press the 1 followed by the 4 on

           21          your telephone touch pad.  You will hear a

           22          three-tone prompt acknowledging your

           23          request.  If your question has been

           24          answered and you wish to withdraw your

           25          polling request, you may do so by pressing




                                                               49


            1

            2          the 1 followed by the 3.  If you are using

            3          a speakerphone, please pick up your handset

            4          before entering your request.  Also, please

            5          direct your questions and/or comments to

            6          the appropriate company or person, and

            7          limit yourself to two questions per cue.

            8          For any additional questions or follow-ups,

            9          please recue.

           10                 One moment, please, for the first

           11          question.

           12                 Our first question or two comes from

           13          Charles Buratti at Goldman Sachs.  Please

           14          go ahead, Mr. Buratti.

           15                 THE QUESTIONER:  Good morning.

           16          Congratulations on the quarters, both

           17          quarters.

           18                 The first question for WellPoint,

           19          can you give a little more detail on the

           20          medical cost trend for inpatient,

           21          outpatient, pharmacy, for both '01 and '02?

           22          And are you still seeing what you said you

           23          would expect to see earlier this year in

           24          terms of a plateauing of the pharmacy

           25          trend, and if so if you can give a little




                                                               50


            1

            2          more detail as to why that's taking place?

            3                 MR. COLBY:  I'll try to address

            4          that, and certainly talk about 2001 trends.

            5          We will talk a little bit later in the year

            6          about 2002, once we set pricing for a

            7          number of our accounts that are still out

            8          for bid.

            9                 I think we said that in California

           10          we've experienced cost trends right around

           11          7, 7-1/2 percent range.  Obviously the

           12          number one driver of that, you know, cost

           13          is pharmacy, that is up in the low double

           14          digit rates.

           15                 The second component is our

           16          outpatient services, both diagnostic and

           17          procedures; those are running, you know, in

           18          the high single digit range.  Both

           19          inpatient hospital and physician costs, you

           20          know, tend to be in the low to mid single

           21          digit range, just running right with

           22          inflation or slightly ahead of inflation.

           23                 We have looked at a lot of stuff on

           24          inpatient utilization, our days per

           25          thousand, our admissions per thousand have




                                                               51


            1

            2          been remarkably constant over the last

            3          couple of years, primarily because we don't

            4          deal with a lot of Medicare beneficiaries,

            5          our average age of our members is quite a

            6          bit younger, and will not see that kind of

            7          fluctuation on inpatient hospital trends.

            8                 So that's I think where we are

            9          sitting.

           10                 I think that the pharmacy trend

           11          we've seen, you know, some moderation of

           12          that from, you know, being in the, you

           13          know, mid to low teens now to the low

           14          double digits.  Some of that is as we see

           15          more, you know, significant drugs go off

           16          patent protection.  I think our PBM have

           17          done a fantastic job of moving people to,

           18          you know, generic Prozac.  And we do have

           19          some other opportunities coming up.

           20                 We also in our plan design have

           21          done, you know, patient, you know, sharing

           22          of costs in the pharmacy area to try to

           23          encourage more rational behavior.  It's

           24          hard to see pharmacy costs coming way down,

           25          but I think we have sort of plateaued and




                                                               52


            1

            2          it's come down, at least on a percentage

            3          increase, of course it's becoming a higher

            4          number so it's easier to have a lower

            5          percentage increase.

            6                 THE QUESTIONER:  It's gone from the

            7          mid-teens to low double digits, and in '02

            8          do you think with the slower economy

            9          employers will get incentives in place to

           10          get more switching into generics and do

           11          other things to bring that trend down, or

           12          do you think it stays in the low double

           13          digit range in '02 as well?

           14                 MR. COLBY:  You know, pricing if it

           15          stays in the low double digits, although I

           16          think there are potential opportunities,

           17          you know, we will see what employers and

           18          members during open enrollment actually

           19          choose.

           20                 THE QUESTIONER:  And with the

           21          RightCHOICE acquisition, if you look at

           22          their arrangement and whether you can keep

           23          the same -- I assume you are rolling that

           24          on to your PBM, as mentioned this earlier,

           25          would you keep their trend in line with




                                                               53


            1

            2          where it could have been or would you

            3          actually bring it down using your own

            4          in-house PBM?

            5                 MR. O'ROURKE:  I am sure that our

            6          PBM people will start talking to a

            7          prospective new customer and figure out

            8          ways to manage pharmacy costs as

            9          effectively as possible.

           10                 THE QUESTIONER:  Thanks.

           11                 THE OPERATOR:  We are ready for a

           12          question or two from Joshua Raskin at

           13          Lehman Brothers.  Mr. Raskin.

           14                 THE QUESTIONER:  I have two

           15          questions for WellPoint.  The first one is

           16          the ISG business, Leonard was mentioning

           17          the pretty strong growth there.  It sounds

           18          like it was pretty spread from what I

           19          understand from the individuals and the

           20          small group.  Can you talk about the

           21          margins there, and how that compares with

           22          the rest of your business, especially in

           23          light of a new competitor in California

           24          coming in this year?

           25                 And the second question is, with




                                                               54


            1

            2          regard to the lower management services

            3          revenue number on a sequential basis and a

            4          little bit below what I was expecting, are

            5          you seeing any downturn in the self-funded

            6          business, have you seen any account shifts?

            7                 MR. COLBY:  Let's see if I can

            8          remember those two questions.  One is the

            9          profitability of the individual and smaller

           10          group business.  I mean, that, you know,

           11          continues to, you know, do, you know, well.

           12          I mean, it is a profitable business, you

           13          know, it changes over time.  In the last

           14          couple of years the individual book of

           15          business has not been a great place to be,

           16          it's been a relatively flatter, declining

           17          in terms of enrollment, while still

           18          profitable while small group was growing

           19          very fast.

           20                 Now when the economy softens, small

           21          group has slowed down a little bit, but our

           22          individual book of business has had now two

           23          consecutive quarters of growth, which is

           24          very good.  Our margins continue to be, you

           25          know, strong, we are constantly, you know,




                                                               55


            1

            2          relooking at how we allocate, you know,

            3          overhead costs to really get a more precise

            4          measure of exact, you know, profitability

            5          by, you know, customer segment.

            6                 We have, you know, changed some

            7          things over time.  For example, things

            8          like, even legal costs, which we had

            9          historically allocated on a per member

           10          basis, now the individual small group

           11          business picks up a little bit more of it,

           12          because when we actually started looking at

           13          work load, those more regulated plans, more

           14          dealings with a regulator on those,

           15          generates more legal work.  So, you know,

           16          we've seen higher, you know, increases in

           17          allocated costs to ISG, but we continue to

           18          run, you know, very good loss ratios, you

           19          know, in that business.

           20                 MR. SCHAEFFER:  I think we discussed

           21          in the last call the notion of what happens

           22          to ISG business in a good and not so good

           23          economy.  In a good economy job creation

           24          occurs initially and primarily in the

           25          creation of small companies.  We saw




                                                               56


            1

            2          dramatic growth in our small group

            3          business.

            4                 In a bad economy what tends to

            5          happen is as people lose their jobs, the

            6          ones who are ill and who are going through

            7          some kind of a course of treatment, tend to

            8          stay with the company plan by extending

            9          COBRA, and other individuals who want

           10          coverage.  And right now, given what's

           11          going on in the world, everybody wants

           12          coverage, those individuals tend to seek

           13          out an individual product.

           14                 We, if you recall, completely

           15          rearrayed our product line the beginning of

           16          this year.  And I think we did some things

           17          that were quite innovative.  It's taken a

           18          while for people to understand that product

           19          design.  But what it does fundamentally is

           20          allow individuals to pick a price point

           21          that makes sense to them.  So it has a very

           22          broad array of products, and a very broad

           23          array of price points.

           24                 We did the same thing in the small

           25          group business, but in addition to the




                                                               57


            1

            2          price points, we also created a situation

            3          where small groups could do defined

            4          contribution and could do Section 125

            5          plans.  So we have an array of products out

            6          there that will be, we believe, very

            7          appropriate for the changing economic

            8          situation.

            9                 We are also very pleased at the

           10          strategy that we talked about in

           11          anticipation of the Georgia transaction,

           12          which was try to be of assistance in terms

           13          of expanding the product line there, has

           14          again begun to bear fruit.

           15                 So we continue to do well in the ISG

           16          lines of business as a strategy, and it

           17          continues to be a very, very good business

           18          for us.

           19                 MR. COLBY:  Talking to your second

           20          question, which was the site decline in

           21          management services revenues in the third

           22          quarter, that happens somewhat frequently

           23          when you do have some lapses, which we had

           24          in the first half of the year.  Many of

           25          those large group customers, you know, you




                                                               58


            1

            2          lose the membership, they don't show up as

            3          our members, but they are paying us on a

            4          run out basis to process claims while the

            5          new carrier takes over.

            6                 So we sort of get double revenue.

            7          We get revenue from the old account that we

            8          don't have enough members, and the new

            9          accounts that we've sold, and we obviously

           10          start collecting fees there.  So usually

           11          you do that run off from 90 to 180 days,

           12          and they've moved to whatever their new

           13          carrier is.

           14                 THE QUESTIONER:  We shouldn't read

           15          into that that there is a change in your

           16          self-funded sort of membership, it's a

           17          little difficult to sell with the Cerulean

           18          numbers that came on, obviously skewing

           19          that a little more heavily?

           20                 MR. COLBY:  That is correct.  There

           21          has been no real change.  Again, remember,

           22          the management services revenues are a, you

           23          know, a menu of different services from,

           24          you know, claims processing to

           25          administration to medical management.  And




                                                               59


            1

            2          depending on what services our customers

            3          decides to buy, you know, impacts the rate

            4          that we get.

            5                 THE QUESTIONER:  Thanks guys, and

            6          congrats.

            7                 THE OPERATOR:  Jim Lay at Solomon

            8          Smith Barney.  Please go ahead with your

            9          question or two.

           10                 THE QUESTIONER:  I do have two

           11          questions.  I will ask the first one, and

           12          after the answer I will ask the second.

           13                 Understanding that you don't want to

           14          discuss 2002 trend or pricing yet, I was

           15          wondering if you could give us some color

           16          on buy downs, including roughly what

           17          percentage of GN1 renewals are where you

           18          are seeing buy downs, and roughly magnitude

           19          as we are trying to think about developing

           20          financial models for next year?  And then I

           21          have a follow on.

           22                 MR. SCHAEFFER:  Jim, I think the

           23          situation is that everybody is talking

           24          about it.  But that different companies

           25          have come to different conclusions.




                                                               60


            1

            2                 And it is my guess that the

            3          September 11th events will also have an

            4          impact.  We haven't seen that yet.  But

            5          it's my -- this is totally a personal

            6          guess, no evidence, just thinking about it

            7          and talking to one or two people, given the

            8          situation the country faces, I think that

            9          we may begin to see people taking another

           10          look at benefits and maybe sticking with

           11          higher benefits, given what they see ahead

           12          on the national scene.

           13                 We haven't seen that yet.  What

           14          we've seen to date is almost everybody in

           15          the large group business wanting to know

           16          what can be done to reduce their costs.

           17          And then each company, based on its, you

           18          know, its leadership and its view of the

           19          future, decides what makes sense.

           20                 Our advantage is that we are more

           21          able to model these things than many

           22          others, and we are more able to put into

           23          play, you know, options.  The other benefit

           24          we have is in the large group market, we

           25          have a customer who is large enough, we




                                                               61


            1

            2          will come up with a unique plan.  In the

            3          small group market, we have more options of

            4          anybody else, but they are all standard

            5          plans.

            6                 We do not do anything unique.  We do

            7          not do anything that is costly in the sense

            8          of creating a unique benefit design or a

            9          unique program.  We have in place programs

           10          that are standard to us, but that give

           11          broad, broad choices to members.

           12                 So to date, everybody is talking.  I

           13          think we would -- it would be hard for us

           14          to come up with a number in terms of the

           15          dollar impact, but maybe we can look into

           16          that.

           17                 MR. COLBY:  I think most of the

           18          companies that I've talked to, just my CFO

           19          peers, are pushing more toward putting more

           20          of the premium dollar to the employees this

           21          year.  If you are a human resource manager,

           22          the last thing you want to do is push more

           23          to the employees and chop benefits

           24          dramatically, that's sort of a double

           25          negative.  But the employees have been




                                                               62


            1

            2          buffered from rising premiums over the last

            3          couple of years as employment's been tight.

            4          I think you are going to see more of a push

            5          to the employee.

            6                 That may have the impact then of

            7          during open enrollment, if I as an employee

            8          have to pay more, I may choose a different

            9          benefit plan that's offered among the

           10          company options.  So we will be looking at

           11          not just what the companies do, which I

           12          don't think will be that great, versus what

           13          the employees does when they have to fill

           14          out the open enrollment form.

           15                 MR. SCHAEFFER:  The important point,

           16          I think we mentioned this in previous

           17          calls, is that we try to achieve a fixed

           18          profit per member regardless of the plan

           19          that is chosen.  That is a complex

           20          undertaking, I have to tell you.

           21                 But the point is, we want it to be

           22          indifferent -- we want to be indifferent in

           23          terms of providing services to our members,

           24          as to what they choose.  We want them to

           25          decide what's best.  But in that process,




                                                               63


            1

            2          we don't want to be economically

            3          disadvantaged or economically advantaged by

            4          virtue of what makes sense to them.

            5                 So the key is in the design and

            6          pricing of these benefits.  And in the

            7          small group market we have models that have

            8          been, you know, worked on very carefully so

            9          we can offer a wide variety of options.

           10          And in the large group market, we have

           11          experience in terms of doing unique things

           12          if a company is large enough.

           13                 THE QUESTIONER:  Thanks, very

           14          helpful.

           15                 Just the follow on is, I was

           16          wondering if you could give us any comments

           17          on utilization changes in any medical cost

           18          areas, given that we are probably going

           19          into sort of the second round of employer

           20          groups going to embrace cost shifting?  And

           21          for those of us that weren't around, we

           22          were around but we weren't covering the

           23          sector, could you remind us how that played

           24          out in the last economic downturn in terms

           25          of were there utilization changes or was




                                                               64


            1

            2          there just cost shifting from employer

            3          groups to employees?  Thanks.

            4                 MR. COLBY:  I'm not sure that we've

            5          seen much change in utilization as a result

            6          of the, you know, economy, per se, with our

            7          commercial, you know, members.  Obviously

            8          we've seen changes over time as new

            9          technologies, more things done on an

           10          outpatient basis, new pharmacy

           11          alternatives, you know, available, that

           12          have, you know, changed utilization.  I

           13          would not, you know, characterize those as,

           14          you know, economics.

           15                 I think you will see people choose,

           16          you know, different products.  I sort of

           17          believe myself in the pendulum, you know,

           18          theory.  You know, the early '90s medical

           19          costs were a problem, people were willing

           20          to save money and move to narrower network

           21          products.  That allowed us to negotiate,

           22          you know, better rates because people were,

           23          you know, would be channeled to more

           24          specific, you know, hospitals.  The medical

           25          profession goes down, people want more open




                                                               65


            1

            2          access and more choice, so we have more

            3          networks, which lends to more medical

            4          inflation.

            5                 Which we are returning to sort of a

            6          different model.  I don't think we are

            7          going to go back to the, quote, HMO model

            8          of gatekeepers and everything, but, you

            9          know, certainly a little more cost

           10          effective type of plans, I think you will

           11          see.

           12                 THE QUESTIONER:  Thank you very

           13          much.

           14                 THE OPERATOR:  The line is now open

           15          to Lori Price at J.P. Morgan for a

           16          question.  Please go ahead, Ms. Price.

           17                 THE QUESTIONER:  My question has to

           18          do with small group segment again at

           19          WellPoint, just going back there for a

           20          minute.

           21                 I was happy to see that California

           22          small group did grow in third quarter on

           23          the heels of a small decline in second, but

           24          the growth rate is still below normal

           25          levels, and it's understandable given




                                                               66


            1

            2          what's happening in the California economy.

            3                 My question is, how much of that

            4          slower growth is related to a higher lapse

            5          rate, where employers just aren't renewing

            6          as often versus less in group growth

            7          directly related to layoffs or fewer new

            8          sales than normal?  Can you comment on

            9          that?

           10                 MR. SCHAEFFER:  We are seeing a

           11          slight change in those trends.  The macro

           12          prospective is that in a growing economy we

           13          would see small group grow; and individual,

           14          either, you know, plateau or decline.  And

           15          a worsening economy we would see the

           16          reverse.  That is definitely happening.

           17                 What's also happening, however,

           18          there seems to be in California a

           19          stabilization in the small group area.  We

           20          are actually seeing a slowing both in

           21          lapses and in within group growth.

           22                 And I think, you know, we were not

           23          as exposed as some to the dot com thing in

           24          northern California, and I think what we

           25          probably saw was a rather dramatic shift in




                                                               67


            1

            2          northern California around the dot coms and

            3          the other small employers servicing the dot

            4          coms.  But it seems to have smoothed out in

            5          both areas, and actually we exceeded our

            6          plan in both of those areas in the third

            7          quarter.

            8                 We are watching it very carefully.

            9          But what we are hearing back from the field

           10          is that our Planscape and Flexscape, are

           11          sort of encouraging people to continue to

           12          offer coverage.  That is to say there are a

           13          wide variety of options, and rather than

           14          just saying we are not going to cover our

           15          employees anymore, you know, small

           16          employers are looking at the options that

           17          are out there.

           18                 I also think that trends tend to

           19          begin in the smaller businesses.  And my,

           20          again, personal guess is we are going to

           21          see people value health insurance to a much

           22          greater extent than they have over the last

           23          five or ten years.  You can't look at the

           24          newspaper without asking yourself am I

           25          covered, is my family covered.  And I think




                                                               68


            1

            2          we are going to see an impact where

            3          employees and employers will value health

            4          insurance as an absolutely critical

            5          benefit.  And they will perhaps look for

            6          savings and look to achieve cutbacks in

            7          other areas other than health insurance.

            8                 We haven't seen it quite yet, in the

            9          large group market.  But in trying to

           10          understand the small group market, I would

           11          have to say that's our current best guess.

           12          In other words, you read the newspaper and

           13          you decide the one thing you are not going

           14          to let go of is your health insurance.

           15                 THE QUESTIONER:  That's great.  Can

           16          I ask one more follow-up question.

           17                 Most of your peers have been saying

           18          that one of the biggest cost issues for

           19          them right now is rising hospital trends.

           20          And you had said previously that your

           21          trends are running low to mid-single digits

           22          in the hospital level, or in the hospital

           23          area.  Can you talk about some of the

           24          things you are doing to manage that part of

           25          your trend, and in particular would expect




                                                               69


            1

            2          in the future to explore tiered networks

            3          for hospitals?  And can I ask RightCHOICE

            4          to comment on that.

            5                 MR. COLBY:  Let me talk about the

            6          hospital trend.  What I was talking about

            7          was the inpatient hospital trend.  So the

            8          outpatient side is seeing growth.  A lot of

            9          that outpatient work is done in a hospital

           10          setting or an outpatient department or

           11          whatever.  So, you know, I want to make

           12          sure that's, you know, clear.

           13                 Obviously, you know, we are, you

           14          know, moving toward different network, you

           15          know, models.  We have, you know, numerous

           16          different networks put numerous different

           17          products.  I think you will see over time,

           18          you know, members starting to move, you

           19          know, to more, you know, cost effective

           20          networks as a way to mitigate, you know,

           21          rising medical profession.

           22                 MR. SCHAEFFER:  There was an article

           23          in Health Affairs, the publication, the

           24          last issue, where these are all national

           25          statistics, they are very macro kinds of




                                                               70


            1

            2          numbers.  But the conclusion is that last

            3          year drugs, you know, pharmaceuticals led

            4          the rate of growth in healthcare

            5          insurance -- I'm sorry, the rate of growth

            6          in healthcare services costs.  And that

            7          this year, it's hospitals.

            8                 And I have to say I think, you know,

            9          that is what's going on.  We are seeing the

           10          rate of increase in hospital costs

           11          accelerating.  What we are trying to do is

           12          to find better ways to contract with

           13          hospitals and hospital systems that are

           14          more of a partnership, and across a broader

           15          array of activities than simply, you know,

           16          the purchase of services.

           17                 And we just signed another one last

           18          week in which we commit to work with the

           19          hospital on things such as patient safety,

           20          where they take the lead, on things such as

           21          improving electronic interfaces between the

           22          hospital and our company, where we take the

           23          lead.  And a variety of other things of

           24          interest to the hospital.  So it's less a

           25          vendor relationship, and more a




                                                               71


            1

            2          partnership.

            3                 I think it will take a while for

            4          those kinds of relationships to settle in

            5          and get the benefits.  But you're right in

            6          saying that nationally at least the

            7          pendulum has swung, and hospital costs are

            8          now leading, the leading cause for increase

            9          in healthcare costs.

           10                 John, you want to comment on what's

           11          going on in your neck of the woods.

           12                 MR. O'ROURKE:  Yes, with respect to

           13          inflation in hospital and physician costs,

           14          we are seeing a trend in mid to high single

           15          digits.  I would also say that we are very

           16          much focused on negotiating good

           17          arrangements with the hospitals.

           18                 With respect to the tier type of

           19          programs, I think that the experience here

           20          in the midwest is perhaps different than

           21          the experience in other parts of the

           22          country.  There was an attempt by one of

           23          the major players in our marketplace to

           24          introduce a tiered program, and that was

           25          not well accepted in the market.  And there




                                                               72


            1

            2          was a lot of push back from the provider

            3          community.

            4                 So frankly, at this point in time,

            5          and I guess things obviously can change

            6          given the economic circumstances or

            7          whatever, but at this point in time I don't

            8          expect that to be a major factor in our

            9          market.

           10                 MR. SCHAEFFER:  We've said on

           11          previous conference calls, probably more

           12          times than you care to hear, that we

           13          believe that healthcare is a locally

           14          delivered and locally consumed service.

           15          And this is exactly, this is a great

           16          example.  What may work in California may

           17          not be appropriate in Missouri.  And we

           18          have to have people on the ground in

           19          Missouri that understand that market.

           20                 John and his team have done a

           21          terrific job in the number of programs

           22          focusing on improved and close

           23          relationships with physicians, and we

           24          really admire that.  And what we would hope

           25          to see, is as this merger is consummated




                                                               73


            1

            2          and we work together, that that kind of

            3          activity continues in Missouri.  And to the

            4          extent it can be exported, we export it.

            5          But in different parts of the country we

            6          have different arrangements.

            7                 Georgia is a another example.  We

            8          have a kind of unique HMO arrangement in

            9          Atlanta, it doesn't exist anyplace else,

           10          but boy, it sure works in Atlanta.  So

           11          staying close to the customer and staying

           12          close to physicians and hospitals as

           13          customers is a key thing.

           14                 THE OPERATOR:  Roberta Goodman at

           15          Merrill Lynch, please go ahead with your

           16          question.

           17                 THE QUESTIONER:  I wanted to ask you

           18          two unrelated, the first one first, and

           19          then go on to the second one.

           20                 In the prepared remarks you referred

           21          to some increase in the IBNR that related

           22          to slow down in claims activity after the

           23          September 11 attacks.  I was wondering if

           24          you could provide any additional flavor as

           25          to the types of slow downs that you saw.




                                                               74


            1

            2          Then I have a follow-up on a different

            3          topic.

            4                 MR. COLBY:  I think the types of

            5          slow downs that we saw was in the second

            6          half of September, just a reduction in our

            7          normal claims receipts, which, you know, I

            8          think we, you know, looked at and said that

            9          that could be caused by, you know, two

           10          different things.  One being distraction

           11          of, you know, hospitals or physician office

           12          staffs in terms of sending out bills timely

           13          or slow downs in the mail.

           14                 Also coupled with, even in

           15          California, given those events of the 11th,

           16          you know, if you had a doctor's appointment

           17          on the 11th, you may very well have

           18          cancelled it, rescheduled it for the 25th

           19          or something.  And gotten into the doctor,

           20          we just haven't gotten the claim yet.

           21                 So to think September would be much

           22          lower in the second half, you know, we

           23          don't want to, you know, assume.  And so we

           24          are assuming more normalized, you know,

           25          September buy ins.  I think we actually




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            1

            2          have inventory for that.

            3                 MR. SCHAEFFER:  I think that one of

            4          the anomalies that will come out of this

            5          whole situation is that by virtue of some

            6          of the concerns that people have about the

            7          post office and things being mailed in

            8          general, we are hoping over time to see an

            9          increase in the use of the internet and EDI

           10          claims processing.  So over time, you know,

           11          we think this, we hope this will balance

           12          out.

           13                 But we choose to be conservative and

           14          to treat the month of September as if there

           15          was a slow down, which I think most people

           16          experienced, and we just want to make sure

           17          we are radically positioned for that.

           18                 THE QUESTIONER:  The second topic,

           19          there was some discussion about reference

           20          pricing for the drug benefit.  Can you talk

           21          about that a little bit more in terms of

           22          how widespread that would be in the network

           23          and how you would see that growing in '02

           24          and possibly in '03?

           25                 MR. SCHAEFFER:  Well, I think most




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            1

            2          of that is at the moment it's conversation.

            3          I think that while there is sort of

            4          intellectual interest, there hasn't been a

            5          lot of interest in making it work in, you

            6          know, on a state wide basis.

            7                 But we can talk to you off line or

            8          maybe the day at WellPoint, we can present

            9          the options that we have been developing.

           10          I would say that is currently

           11          state-of-the-art, maybe a little bit beyond

           12          state-of-the-art.

           13                 THE OPERATOR:  The line is now open

           14          to Christine Arnold at Morgan Stanley for a

           15          question.  Please go ahead, Ms. Arnold.

           16                 THE QUESTIONER:  Quick question.

           17          What portion of your claims were auto

           18          adjudicated this quarter versus last

           19          quarter and a year ago, and do you expect a

           20          reduction in days claims to continue with

           21          technology?  Then I have a follow-up.

           22                 MR. COLBY:  If you look at just our

           23          auto adjudication rates, they increased

           24          substantially by almost 15 percentage

           25          points to almost 35, close to 50 percent.




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            1

            2          I do believe that we will continue to see

            3          that improve.  I don't think we will see

            4          that order of magnitude.  Some of the

            5          things that helped us was some investments

            6          being made in our large group system, plus

            7          as we talked, this Planscape and Flexscape,

            8          took a lot of different plans, synthesized

            9          them into a standard offering, which just

           10          allows a much easier program electronic

           11          adjudication, which was one of the benefits

           12          of these new plans.

           13                 But over time I think you will

           14          continue to see some improvement in our

           15          cycle times, particularly as people and

           16          physicians start using electronic means

           17          instead of paper.  That will reduce our G&A

           18          costs, and speed up cycle times.  I don't

           19          think you will see the magnitude of

           20          increase that you saw between the second

           21          and third quarter continuing.

           22                 THE QUESTIONER:  So that 35 to 50

           23          was second quarter, not year over year?

           24                 MR. COLBY:  That was just between

           25          two quarters, which is rather significant.




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            1

            2                 THE QUESTIONER:  What drove the, in

            3          the working capital, what drove the cash

            4          flow that you had in this quarter?

            5                 MR. COLBY:  What drove the cash flow

            6          is that a larger percentage of the IBNR,

            7          the medical claims payable was IBNR,

            8          noncash reserves right now.

            9                 THE QUESTIONER:  That drove the

           10          normalized 265?

           11                 MR. COLBY:  That was one major

           12          component.  The other one that would

           13          generate that is the unrealized gains in

           14          our portfolio, where the value of our

           15          investments goes up but we don't record it

           16          in the income statement.

           17                 THE QUESTIONER:  That was in cash

           18          flow?

           19                 MR. COLBY:  It impacts the balance

           20          of cash and investments on the balance

           21          sheet.

           22                 THE OPERATOR:  We are now ready for

           23          a question from Peter Costa at ABN Amro.

           24          Please go ahead, Mr. Costa.

           25                 THE QUESTIONER:  This is sort of a




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            1

            2          more tactical question regarding what you

            3          are going to do in a post-merged company.

            4                 First off, how do you expect

            5          RightCHOICE will help the declining, you

            6          know, membership in Illinois, and what sort

            7          of is going to be the strategy going on

            8          there?  And what are the plans for the

            9          Workers' Comp business going forward?

           10                 MR. SCHAEFFER:  Let me give you our

           11          sense from the WellPoint perspective, then

           12          I'm sure John will want to jump in.

           13                 But as you know, in Illinois, we

           14          bought a book of business over time, Mass

           15          Mutual, John Hancock, and then Rush Pru.

           16          And have been culling that business in the

           17          large group end.

           18                 That business is all insured.  It is

           19          all -- or almost all insured.  We have been

           20          focusing and growing individual and small

           21          group, and that has gone well for us.

           22                 What the RightCHOICE brings is two

           23          things:  One to have a Health Link product

           24          in Illinois, and John will talk to you

           25          about that, but it's a nonrisk product




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            1

            2          that's done very well.  And they also have

            3          some insured life in southern Illinois in a

            4          company they call RightCHOICE.

            5                 What we expect to do is pull

            6          together our offering in Unicare, Health

            7          Link and RightCHOICE, and basically have a

            8          very broad portfolio that can be offered

            9          through a sales force that will be better

           10          armed in terms of options than anybody

           11          else.  And by having that broad array, we

           12          think we will be much more successful than

           13          either of us would have been individually.

           14                 In terms of Workers' Comp, you know,

           15          we don't take a risk in Workers' Comp, nor

           16          does RightCHOICE.  And the Health Link

           17          product has been very successful in that

           18          area, which John can describe to you.

           19                 MR. COLBY:  I would also like to

           20          point out that while we had some decline

           21          with some lapses early in the year, just

           22          between the second and third quarter,

           23          Illinois membership was up over 3,000 in

           24          the large group segment, up over 7,000 in

           25          the individual and small group segment, and




                                                               81


            1

            2          up almost a thousand in the senior, you

            3          know, segment.  So, you know, we are

            4          seeing, you know, growth, we are generating

            5          sales, just on January 1st we had a couple

            6          of larger accounts which left which was

            7          based on our disciplined pricing.

            8                 MR. SCHAEFFER:  John?

            9                 MR. O'ROURKE:  I think from our

           10          perspective I'm very enthusiastic about the

           11          prospects of growing our business in

           12          Illinois.  I think that first of all, we

           13          are seeing increased business in Illinois,

           14          and I mentioned in my comments the fact

           15          that we had recently acquired the members

           16          from the Illinois State Government, we are

           17          seeing the growth in some of the heavy

           18          industry, like the coal business, that's

           19          been very positive for us.

           20                 I think that there is a real

           21          opportunity to integrate our activities and

           22          to cross sell products.  And I think that,

           23          for example, I think there is a real

           24          opportunity for Unicare to work in

           25          conjunction with Health Link and to provide




                                                               82


            1

            2          a better product in the marketplace,

            3          because Health Link has some very

            4          outstanding networks.

            5                 I also think there will be a real

            6          opportunity for Health Link to work in

            7          conjunction with Unicare to move their

            8          products and business north into Chicago.

            9                 So I think frankly I'm really

           10          enthusiastic about the prospects in

           11          Illinois.  And about the opportunities that

           12          we are going to have with the various

           13          companies that are involved in this merger.

           14                 THE QUESTIONER:  Thanks a lot, guys.

           15          Good quarter.

           16                 THE OPERATOR:  The line is open to

           17          John Rex at Bear Stearns.

           18                 THE QUESTIONER:  I was wondering if

           19          you could just provide some follow-up

           20          comments to your previous comments on the

           21          auto adjudication rates.  And as we look

           22          forward and kind of looking for further G&A

           23          improvements, obviously 50 basis points

           24          sequential improvement this quarter, and

           25          what other kind of things you could be




                                                               83


            1

            2          bringing in to continue to improve that

            3          level, and where you think G&A can go now

            4          as you look out over maybe the relevant

            5          next two years?

            6                 MR. SCHAEFFER:  We are more

            7          optimistic about this than perhaps we have

            8          been in the past.  It's been relatively --

            9          we and others have been relatively

           10          successful in getting hospitals and large

           11          clinics that have their own central

           12          computer system to relate to us through

           13          EDI, which is electronic claims.

           14                 The difficulty has been historically

           15          physicians' offices, smaller physicians'

           16          offices and smaller providers, labs and

           17          other types of professional providers, from

           18          a ironic sort of point of view, the current

           19          concerns people have with the mail system

           20          will probably lead to an increased use of

           21          the internet to collect claims.  That's how

           22          these smaller organizations can move to

           23          electronic claims submissions, not through

           24          the big billing systems that some

           25          physicians use, and not necessarily through




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            1

            2          the big central computers, but by using the

            3          internet.

            4                 So we are optimistic about that.

            5                 However, it's one thing to receive

            6          electronic claim, it's another thing to

            7          have your systems in shape to do what's

            8          called auto adjudication.  And as David

            9          mentioned, one of the benefits of this

           10          product rearraying that we did, individual

           11          and small group, was to move from multiple

           12          products to a set of standard products.

           13          There are basically nine or ten options

           14          now, which has provided a very broad array

           15          in terms of options as viewed from the

           16          customer's point of view, but allow us to

           17          process everything in a very standard way.

           18          And that's what led to this big jump.

           19                 Now, you'll see that RightCHOICE has

           20          better statistics than we do in terms of

           21          auto adjudication.  There are a number of

           22          reasons for that, one of them includes the

           23          wide array of providers we have here in

           24          California, both the number and complexity

           25          and size and shape of those providers.  And




                                                               85


            1

            2          one of the things that we've begun to do

            3          over the last six months is to reach out to

            4          these providers and begin to offer training

            5          in how to do a better job of interacting

            6          with us.

            7                 Ironically, there are opportunities

            8          both at the small end and at the large end.

            9          And we expect that to pay a dividend over

           10          time.

           11                 So we are optimistic.  We are not,

           12          you know, counting on the kind of increase

           13          that we saw this quarter happening again.

           14          And I would urge you not to.  But we think

           15          over time there will be opportunities.

           16                 MR. COLBY:  We have given guidance

           17          that I believe over the next three to five

           18          years we will take 150 to 200 basis points

           19          out of our G&A ratio.  I think that is

           20          achievable over time as we leverage

           21          technology.  We are doing things like our

           22          investment in Menu Night, which we think

           23          when it gets up and running will actually

           24          allow doctors to do claims on the internet

           25          which will bring it to one and two person




                                                               86


            1

            2          groups that can actually do electronic

            3          submission.

            4                 MR. O'ROURKE:  I would also like to

            5          add to that, that there is another whole

            6          dimension to technology that we didn't

            7          mention, and that was the impact that new

            8          technology, specifically the internet, is

            9          going to have on customer service and our

           10          ability to be more productive in those

           11          areas.

           12                 We have many, many people in our

           13          company that answer the phone and deal with

           14          questions about claims status, provide

           15          information to physicians about whether

           16          people are eligible for benefits.  And I

           17          believe the internet is going to be

           18          tremendously helpful to us in that regard,

           19          I think we are going to be able to really

           20          improve our productivity.  That may not

           21          happen tomorrow, but I think it's a real

           22          plus to this industry.

           23                 MR. SCHAEFFER:  The new buzz word is

           24          called contact technologies.  And I don't

           25          like most of the buzz words at IT, but I




                                                               87


            1

            2          think this one is very useful.  It's how do

            3          we stay in contact in the most cost

            4          effective way with our various

            5          constituents.

            6                 And there has been a much slower

            7          than expected up take by physicians'

            8          offices.  Not by doctors themselves,

            9          doctors themselves tend to use the

           10          internet, but they use it for personal

           11          reasons and for professional reasons, not

           12          for managing their offices.

           13                 I think what John is talking about

           14          is that will probably improve, as will a

           15          whole host of ways that we contact other

           16          constituents, and over time, you know,

           17          electronically based interactions will save

           18          money.

           19                 THE QUESTIONER:  Just to follow on

           20          that.  When you talk about, for both

           21          companies, you talk about the current auto

           22          adjudication rates, that's the full world

           23          of claims out there, how does that number,

           24          your average number, compare on the

           25          hospital side, especially on the inpatient




                                                               88


            1

            2          hospital side, the inpatient hospital side,

            3          with the more complex, certainly much lower

            4          volume, though, and are there any things on

            5          the horizon to improve the ability to auto

            6          adjudicate those types of claims also?

            7                 MR. SCHAEFFER:  We have a very, very

            8          high level of EDI communications with

            9          hospitals.  The issue with hospitals tends

           10          to be not their access to electronic data

           11          input, but the way in which they process

           12          what are called the edits or the error

           13          cues.

           14                 In other words, they tend to send

           15          data through intermediaries that process

           16          EDI, and you got to make sure that what you

           17          send is clean and reconciled and a bunch of

           18          other things.  It sounds very granular and

           19          very grimble, but it turn out that down in

           20          that grimble there are ways that those

           21          communications can be substantially

           22          improved.

           23                 What we are hoping to see from the

           24          big hospital chains that we work with is

           25          improved through-put.  In other words, when




                                                               89


            1

            2          they send in claims, those claims pass the

            3          intermediary's edits, they pass our edits,

            4          and they go right into computer processing.

            5                 Right now, because many of those

            6          claims are not clean, they get bounced and

            7          the error cues have to be worked, that

            8          takes longer than it might otherwise to

            9          process the claim.  That's the opportunity

           10          I mentioned, where we are reaching out to

           11          hospitals, working in partnership with them

           12          to improve what is seen as a fairly low

           13          level administrative task, but that will

           14          have a big payout for us and the hospitals

           15          in terms of claims being paid more timely.

           16          And our end of things, claims being paid

           17          without human intervention.

           18                 THE OPERATOR:  Our next question

           19          will come from John Saslo at CIBC World

           20          Markets.  Please go ahead, Mr. Saslo.

           21                 THE QUESTIONER:  Good morning.  I

           22          had a follow on regarding the growth in

           23          ISG.  I guess in the past we've seen growth

           24          there come in fits and starts, sort of

           25          around pricing actions of your competitors.




                                                               90


            1

            2          Did that contribute to the sequential

            3          increase, or was it really more along the

            4          lines of I think you said the lapses and

            5          also some good growth on the individual

            6          side?

            7                 MR. SCHAEFFER:  John, you are a real

            8          student of this stuff.  But you're right.

            9          It's a combination of all of those things.

           10                 We had to reposition, we chose to

           11          reposition our books of business.  And by

           12          virtue of doing that, we have two things

           13          going for us:  Number one, we offer more

           14          choices and more price points than anybody

           15          else.  And number two, everybody else is

           16          raising rates.  And we have a situation

           17          where people can choose another price

           18          point, and keep, you know, very similar or

           19          keep benefit structures in place that they

           20          think makes sense for them.

           21                 You are right, it's both the ability

           22          to access a broader portfolio, and the fact

           23          that just about everybody else is

           24          increasing their costs when we have

           25          actually lower cost options.




                                                               91


            1

            2                 THE QUESTIONER:  I have a follow on

            3          for Dave.  I think on the call last week,

            4          on the merger call, you had talked about

            5          post FAS 142 number of $7.60.  Did that

            6          number contemplate the strong results from

            7          RightCHOICE, or should we be thinking about

            8          a higher number there for '02?

            9                 MR. COLBY:  I think I tried to say

           10          on the call that we felt comfortable with

           11          the price that we were paying, you know,

           12          for a couple of reasons.  You know, one was

           13          the synergies that we think we can get that

           14          are achievable.

           15                 But the second being that the

           16          underlying performance of RightCHOICE was,

           17          you know, better than what I think, you

           18          know, most analysts, you know, believed at

           19          that time.

           20                 So, the short answer is the fact

           21          that RightCHOICE is doing better, all this

           22          is not coming as a surprise to us, we knew

           23          about it as part of due diligence, and that

           24          was incorporated into our guidance.

           25                 THE QUESTIONER:  Thank you.




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            1

            2                 THE OPERATOR:  Ladies and gentlemen,

            3          that does conclude our conference call for

            4          today.  You may all disconnect.  Again,

            5          thank you for participating in the

            6          WellPoint Health Networks third quarter

            7          2001 financial results conference call.

            8                 (Time noted:  12:30 p.m.)

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